Exhibit 99.1

BANK OF MONTREAL

TO

THE BANK OF NEW YORK MELLON

Series Trustee

and

COMPUTERSHARE TRUST COMPANY, N.A.

Original Trustee

Third Supplemental Indenture

Dated as of May 26, 2022

to

Indenture

Dated as of January 25, 2010

Senior Debt Securities

THIRD SUPPLEMENTAL INDENTURE, dated as of May 26, 2022, among Bank of Montreal, a Canadian chartered bank (herein called the “Bank”), having its principal executive offices located at 100 King Street West, 1 First Canadian Place, Toronto, Ontario, Canada M5X 1A1 and its head office located at 129 rue Saint Jacques, Montreal, Quebec, Canada H2Y 1L6, The Bank of New York Mellon, a banking corporation organized under the laws of the State of New York (herein called the “Series Trustee”), and Computershare Trust Company, N.A., a national banking association organized under the laws of the United States of America, as successor to Wells Fargo Bank, National Association, a national banking association organized under the laws of the United States of America (herein called the “Original Trustee,” and, together with the Series Trustee, each a “Trustee”).

RECITALS OF THE BANK

WHEREAS, the Bank and the Original Trustee have heretofore executed and delivered an Indenture, dated as of January 25, 2010 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of September 23, 2018, between the Bank and the Original Trustee (the “First Supplemental Indenture”), the Second Supplemental Indenture, dated as of May 27, 2021, among the Bank, the Series Trustee and the Original Trustee (the “Second Supplemental Indenture”, and the Base Indenture as supplemented by the First Supplemental Indenture, the Second Supplemental Indenture and as hereby supplemented and amended, the “Indenture”) providing for the issuance from time to time of series of the Bank’s unsecured senior debt securities (hereinafter called the “Securities”);

WHEREAS, Section 901(8) of the Base Indenture provides that the Bank and the Original Trustee, without the consent of any Holders, at any time and from time to time, may enter into one or more indentures supplemental thereto, to evidence and provide for the acceptance of appointment thereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee, pursuant to the requirements of Section 611 of the Base Indenture;

WHEREAS, Section 611 of the Base Indenture provides that in case of the appointment thereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Bank, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental thereto wherein each successor Trustee shall accept such appointment and that (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee, it being understood that nothing therein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts thereunder separate and apart from any trust or trusts thereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates;

WHEREAS, pursuant to Section 901(8) of the Base Indenture, the Bank wishes to enter into this Third Supplemental Indenture to evidence and provide for the acceptance of appointment by the Series Trustee with respect to the Securities (the “Series I Securities”) of a new series of medium-term notes to be designated as the “Senior Medium-Term Notes, Series I” of the Bank and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee, pursuant to the requirements of Section 611 of the Base Indenture;

WHEREAS, Section 901(5) of the Base Indenture provides that the Bank and the Original Trustee at any time and from time to time, may enter into one or more indentures supplemental thereto, in form satisfactory to the Original Trustee, to add to, change or eliminate any of the provisions of the Base Indenture in respect of one or more series of Securities, provided that any such addition, change or elimination shall neither (i) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (ii) modify the rights of the Holder of any such Security with respect to such provision;

WHEREAS, the Bank wishes to make certain changes only to the Series I Securities issued after the time this Third Supplemental Indenture is executed and not applying to, or modifying the rights of Holders of, any other Securities and to make certain other amendments to the Base Indenture with respect to the Series I Securities (but not with respect to any Securities of any other series);

WHEREAS, the Bank has requested that the Trustees execute and deliver this Third Supplemental Indenture; and all requirements necessary to make this Third Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms, and to make the Series I Securities, when executed by the Bank and authenticated and delivered by the Series Trustee, the valid, binding and enforceable obligations of the Bank, have been satisfied; and the execution and delivery of this Third Supplemental Indenture has been duly authorized in all respects.

NOW, THEREFORE, WITNESSETH:

In consideration of the covenants and other provisions set forth in this Third Supplemental Indenture and the Base Indenture, the Bank and the Trustees mutually covenant and agree with one another, and for the equal and proportionate benefit of the respective Holders of the applicable Securities from time to time, as follows:

ARTICLE ONE

PROVISIONS OF GENERAL APPLICATION

Section 101.    Relation to Base Indenture.

This Third Supplemental Indenture constitutes an integral part of the Indenture.

Section 102.    Governing Law.

This Third Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

ARTICLE TWO

AMENDMENTS

Section 201.    Applicability.

Except as may be provided pursuant to Section 301 of the Base Indenture, this Third Supplemental Indenture shall apply solely to the Series I Securities and shall not apply to, or modify the rights of Holders or Beneficial Owners of, any Securities of any other series.

Section 202.    Definition of Terms.

For purposes of the Trust Indenture Act, solely with respect to the Series I Securities (but not with respect to any Securities of any other series), “indenture trustee” or “institutional trustee” shall mean the Series Trustee and not the Original Trustee.

Section 203.    Amendments to Base Indenture.

Solely with respect to the Series I Securities (and not with respect to any Securities of any other series), the following amendments are hereby made to the Indenture:

(a) Section 603(9) of the Base Indenture shall be amended by deleting it in its entirety and replacing it with the below:

“(9) the Trustee shall not be deemed to have notice of any Event of Default unless written notice of any event which is in fact such a default is delivered to the Trustee in accordance with an appropriate manner of delivery as set forth elsewhere in this Indenture, and such notice references the Securities or this Indenture.”

(b) Section 603 of the Base Indenture shall be amended by adding the below after subsection 603(9):

“(10) in no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

(11) in no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, pandemics or epidemics, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances;

(12) the Trustee shall have the right to accept and act upon instructions, including funds transfer instructions (for the purposes of this Section, “Instructions”) given pursuant to the Indenture and delivered using Electronic Means; provided, however, that the Bank shall provide to the Trustee an incumbency certificate listing authorized officers and containing specimen signatures of such authorized officers, which incumbency certificate shall be amended by the Bank whenever a person is to be added or deleted from the listing. If the Bank elects to give the Trustee Instructions using Electronic Means and the Trustee in its discretion elects to act upon such Instructions, the Trustee’s understanding of such Instructions shall be deemed controlling. The Bank understands and agrees that the Trustee cannot determine the identity of the actual sender of such Instructions and that the Trustee shall conclusively presume that directions that purport to have been sent by an authorized officer listed on the incumbency certificate provided to the Trustee have been sent by such authorized officer. The Bank shall be responsible for ensuring that only authorized officers transmit such Instructions to the Trustee and that the Grantor, the Beneficiary and all authorized officers are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys upon receipt by the Bank. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such Instructions notwithstanding such directions conflict or are inconsistent with a subsequent written instruction. The Bank agrees: (i) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Trustee and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Bank; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the Trustee immediately upon learning of any compromise or unauthorized use of the security procedures. “Electronic Means” shall mean the following communications methods: e-mail, facsimile transmission, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by the Trustee, or another method or system specified by the Trustee as available for use in connection with its services hereunder; and

(13) The Bank agrees (i) to provide the Trustee with such reasonable information as it has in its possession to enable the Trustee to determine whether any payments pursuant to the

Indenture are subject to the withholding requirements described in Section 1471(b) of the US Internal Revenue Code of 1986 (the “Code”) or otherwise imposed pursuant to Sections 1471 through 1474 of the Code and any regulations, or agreements thereunder or official interpretations thereof (“Applicable Law”), and (ii) that the Trustee shall be entitled to make any withholding or deduction from payments under the Indenture to the extent necessary to comply with Applicable Law, for which the Trustee shall not have any liability.”

(c) Notwithstanding anything to the contrary in the Indenture, the Base Indenture shall be amended by inserting the words “, including, for the avoidance of doubt, the Global Head, Capital Management and Funding” immediately following the term “Vice-President Corporate Treasury”, wherever such term appears in the Base Indenture.

ARTICLE THREE

SERIES TRUSTEE

Section 301.    Appointment and Acceptance of Series Trustee

Pursuant to Section 611 of the Base Indenture:

(a)    The Bank hereby appoints the Series Trustee, and the Series Trustee accepts such appointment, as successor trustee under the Indenture solely with respect to the Series I Securities (but not with respect to any Securities of any other series).

(b)    There shall be vested in the Series Trustee all the rights, powers, trusts and duties of the Trustee under the Indenture with respect to the Series I Securities (but not with respect to any Securities of any other series) with like effect as if the Series Trustee had originally been named as Trustee in the first paragraph of the Base Indenture.

(c)    There shall continue to be vested in the Original Trustee all the rights, powers, trusts and duties of the Trustee under the Indenture with respect to any Securities of any other series (but not with respect to any Series I Securities) heretofore or hereafter issued by the Bank under the Indenture.

Section 302.    Eligibility of Series Trustee.

The Series Trustee hereby represents that it is qualified and eligible under the provisions of the Trust Indenture Act and Section 609 of the Base Indenture to accept its appointment as successor trustee under the Indenture solely with respect to the Series I Securities (but not with respect to any Securities of any other series).

Section 303.    Concerning the Trustees.

(a)    No Trustee assumes any duties, responsibilities or liabilities by reason of this Third Supplemental Indenture other than as set forth in the Indenture, and in carrying out its responsibilities hereunder, each Trustee shall have all of the rights, powers, privileges, protections, duties and immunities which it possesses under the Indenture.

(b)    Nothing contained herein shall constitute the Trustees co-trustees of the same trust and each Trustee shall be trustee of a trust or trusts under the Indenture separate and apart from any trust or trusts under the Indenture administered by any other such Trustee.

(c)    The Original Trustee shall have no duties, responsibilities or liabilities for any acts or omissions of the Series Trustee and the Series Trustee shall have no duties, responsibilities or liabilities for any acts or omissions of the Original Trustee.

ARTICLE FOUR

MISCELLANEOUS PROVISIONS

Section 401.    Ratification of Base Indenture.

The Base Indenture, as supplemented by the First Supplemental Indenture, the Second Supplemental Indenture and this Third Supplemental Indenture, is in all respects ratified and confirmed, and this Third Supplemental Indenture shall be deemed part of the Base Indenture in the manner and to the extent herein and therein provided.

Section 402.    Trustee Not Responsible for Recitals.

The recitals contained herein and in the Securities, except for a Trustee’s certificate of authentication, shall be taken as the statements of the Bank, and the Trustees assume no responsibility for their correctness. The Trustees make no representations as to the validity or sufficiency of this Third Supplement Indenture or of the Securities. The Trustees shall not be accountable for the use or application by the Bank of Securities or the proceeds thereof.

Section 403.    Execution in Counterparts.

This Third Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Third Supplemental Indenture and of signature pages by facsimile or electronic format (i.e., “.pdf” or “.tif”) transmission shall constitute effective execution and delivery of this Third Supplemental Indenture as to the parties hereto and may be used in lieu of the original Third Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or electronic format (i.e., “.pdf” or “.tif”) shall be deemed to be their original signatures for all purposes. This Third Supplemental Indenture shall be valid, binding, and enforceable against a party only when executed and delivered by an authorized individual on behalf of the party by means of (i) any electronic signature permitted by the federal Electronic Signatures in Global and National Commerce Act, state enactments of the Uniform Electronic Transactions Act, and/or any other relevant electronic signatures law, including relevant provisions of the Uniform Commercial Code/UCC (collectively, “Signature Law”); (ii) an original manual signature; or (iii) a faxed, scanned, or photocopied manual signature. Each electronic signature or faxed, scanned, or photocopied manual signature shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature. Each party hereto shall be entitled to conclusively rely upon, and shall have no liability with respect to, any faxed, scanned, or photocopied manual signature, or other electronic signature, of any party and shall have no duty to investigate, confirm or otherwise verify the validity or authenticity thereof. This Third Supplemental Indenture may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute one and the same instrument. For avoidance of doubt, original manual signatures shall be used for execution or indorsement of writings when required under the UCC or other Signature Law due to the character or intended character of the writings.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Third Supplemental Indenture to be duly executed as of the date first written above.

BANK OF MONTREAL

By:	/s/ Stephen Lobo
Name: Stephen Lobo
Title: Treasurer

THE BANK OF NEW YORK MELLON, as Series Trustee

By:	/s/ Latoya S. Elvin
Name: Latoya S. Elvin
Title: Vice President

COMPUTERSHARE TRUST COMPANY, N.A., as Original Trustee, as successor to WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Amy Thompson
Name: Amy Thompson
Title: Vice President

[Signature Page to Third Supplemental Indenture]